AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

BY EDGAR

January 5, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel, and Mining

Re:	Avino Silver & Gold Mines Ltd.
Form 20-F for the Year Ended December 31, 2016 Filed March 10, 2017 File No. 001-35254

Dear Mr. Decker:

We are submitting this letter in response to the Securities and Exchange Commission’s (“SEC”) staff comment letter dated December 22, 2017. We have reproduced the text of the staff comments in bold-faced type and have provided our responses in italics. Terms used in our responses that are not defined shall have the same meaning as defined in our Form 20-F for the year ended December 31, 2016, as filed with the SEC on March 10, 2017.

Form 20-F for the Year Ended December 31, 2016

Item 5. Operating and Financial Review and Prospects, page 60

1.	Please expand your discussion to describe the underlying drivers for material changes in revenues, cost of sales, operating expenses, other items and income taxes between each period presented. Where multiple drivers are responsible for the changes, please discuss and quantify the effect for each driver identified. Refer to Item 5 of Form 20-F, including the related Instructions.

Response: Our existing Form 20-F disclosure includes an analysis of the material change in revenues, indicating that there were nine months (April 1 to December 31, 2016) of revenues recorded from the Avino Mine, which accounted for the amount of the increase of $20,812,744 in revenues. Our existing disclosure for revenues also provides the amount of revenues recorded and tonnes of concentrate sold from the Avino Mine and San Gonzalo Mine.

Securities and Exchange Commission

Division of Corporation Finance

Rufus Decker

Accounting Branch Chief

January 5, 2018

Our existing disclosure on operating and administrative expenses indicates that the material change in the amounts relate to expanding operations, as highlighted in our discussion on revenues above.

Our existing disclosures on “earnings for the year”, which includes discussions of other items and income taxes, includes an analysis of the increase in net income arising from the recognition of revenues from the Avino Mine, as well as a foreign exchange gain in 2016 compared to a loss in 2015. Our existing disclosures further highlight the differences in the change in income taxes, which are a result of the increased operating income from revenues from the Avino Mine.

For calendar 2016, the changes in average realized prices would not, we believe, provide any further analysis than the explanations already provided regarding the revenues recorded in 2016 from the Avino Mine compared to no revenues recorded at the Avino Mine in the comparable year.

We believe that our existing disclosures contained in the our Form 20-F for the year ended December 31, 2016 adequately disclose the material reasons for the change in revenues, cost or sales and operating expense. However, in the light the Staff’s comment, our disclosures in the Form 20-F for the year ended December 31, 2017, will provide further analysis regarding the revenues from the Avino Mine as well as a comparison of revenues for the year ended December 31, 2016, (which primarily will contain disclosure for the period from April 1 to December 31, 2016 representing primarily revenues attributed to the Avino Mine), to the revenues at the Avino Mine for the year ended December 31, 2017. If the average realized prices and volumes sold are materially different from period to period, we will provide analysis on these differences.

Item 18. Financial Statements

Note 3. Significant Accounting Policies

Plant, Equipment, and Mining Properties, page 118

2.	You estimate the San Gonzalo mine’s remaining life to be 1.8 years and the Avino mine’s remaining life to be 11.3 years. Please tell us the dollar amounts of mill machinery, processing equipment and buildings on or near each mine. Also, tell us your basis under IFRS for depreciating each of these assets over 20 years.

Response: Material from the San Gonzalo and Avino Mine’s are processed in the same milling and processing complex and utilize the same mill machinery, processing equipment and buildings. Each mine produces separate material; however, the milling and processing machinery/equipment, and buildings are utilized by both mines. As such, the dollar amounts for mill machinery, processing equipment and buildings that is provided in Note 10 of the financial statements, represents the aggregate of the equipment that is utilized by both mines on one complex.

Securities and Exchange Commission

Division of Corporation Finance

Rufus Decker

Accounting Branch Chief

January 5, 2018

Under IAS 16, Paragraph’s 60 and 61, “the depreciation method used shall reflect the pattern in which the asset’s future economic benefits are expected to be consumed by the entity. The depreciation method applied to an asset shall be reviewed at least at each financial year-end and, if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the method shall be changed to reflect the changed pattern.”

Under Paragraph 62, it states that “the entity selects the method that most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. That method is applied consistently from period to period unless there is a change in the expected pattern of consumption of those future economic benefits.”

Given that it is expected that these assets will be used for future mining activities beyond the life of San Gonzalo and Avino, with no anticipated change in the expected pattern of consumption, the Company believes that it was appropriate to select the straight-line method based on the useful life of the mill machinery, processing equipment and building at the commencement of their intended use.

Further, the life of these assets was determined upon acquisition, whereas the remaining life of the San Gonzalo Mine and the Avino Mine is presented at each period end.

The depreciation periods assigned to our mill machinery and processing equipment and to our buildings are also described in Note 3 to our financial statements under the subheading “Plant, equipment and mining properties,” which states, “Accumulated mill, machinery, plant facilities, and certain equipment are depreciated using the straight-line method over their estimated useful lives, not to exceed the life of the mine for any assets that are inseparable from the mine. When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (or components) of plant and equipment.” Management believes that the estimated useful lives of the mill machinery and processing equipment and the buildings are appropriate given the historical production results and geological data from the mining properties owned by us or under license to us, and the intent to operate the properties.

We believe that our existing Note 3 to our financial statements accurately and adequately describes our depreciation and depletion accounting policy.

Note 8. Exploration and Evaluation Assets, page 125

3.	On page 112, you disclose that prior to reaching production levels intended by management, costs incurred are capitalized as part of the costs of related exploration and evaluation assets, and proceeds from concentrate sales are offset against costs capitalized. Please tell us your basis under IFRS for offsetting concentrate sales against capitalized IFRS 6 exploration and evaluation costs. Also, tell us the related cost of sales amounts for each period presented, where they are reflected in your financial statements and your IFRS basis for their treatment.

Securities and Exchange Commission

Division of Corporation Finance

Rufus Decker

Accounting Branch Chief

January 5, 2018

Response: Under the subheading “Exploration and evaluation assets” of Note 3 to our financial statements we state, “The Company capitalizes all costs relating to the acquisition, exploration, and evaluation of mineral claims, and recognizes any proceeds received as a reduction of the cost of the related claims. The Company’s capitalized exploration and evaluation costs are classified as intangible assets.” Further, we state that “Concentrate sales and costs thereof are included in exploration and evaluation costs prior to demonstrating the technical feasibility and commercial viability of extracting mineral resources." Under IFRS 6, Paragraph 12, “an entity shall apply either the cost model or revaluation model in IAS 16 (Property, plant and equipment) or IAS 38 (Intangible assets).”

The Company has applied the cost model to exploration and evaluation assets. Under IAS 16, Paragraph 15 “The cost of an item of property, plant and equipment that qualifies for recognition as an asset shall be measured at cost.”

Under IAS 16, Paragraph 17(e), an example of directly attributable costs are “costs of testing whether the asset is functioning properly, after deducting the net proceeds from selling any items produced while bringing the asset to that location and condition.” Given that IFRS 6 refers specifically to IAS 16, and there is no authoritative guidance in IFRS 6 that explicitly outlines the treatment of costs of testing, the Company believes that it has applied this IFRS consistently, and has appropriately included the costs of testing in the “Exploration and evaluation assets” line item of its financial statements and related note disclosures.

Further, CPA Canada released guidance (“Applying IFRS in the Mining Industry”) relating to the recognition of proceeds from saleable material produced in the development phase. It takes the position that “Expenditures incurred in the development phase are generally capitalized to the cost of a mine by analogy to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets. Furthermore, net proceeds from saleable mineral material produced in the development phase while bringing the mine to the condition necessary for it to be capable of operating in the manner intended by management are deducted from the cost of the mine.”

Further, in “Revenue recognition” of Note 3 to our financial statements we state, “Prior to the date that management’s intended production levels have been achieved, concentrate sales of material drawn from exploration and evaluation properties are recorded as a reduction of capitalized exploration and evaluation costs,” which is consistent with our determination above.

All proceeds and related costs of sales from testing performed prior to the date that management’s intended production levels have been achieved, have been allocated to the “Exploration and evaluation assets” line item in our financial statements.

Securities and Exchange Commission

Division of Corporation Finance

Rufus Decker

Accounting Branch Chief

January 5, 2018

Exhibit 13.3

Consent of Independent Registered Public Accounting Firm

4.	Please obtain and file a properly-dated consent from your auditors.

Response: We will file a properly-dated consent from our auditors as Amendment No.1 to the Form 20-F, Exhibit 13.3.

We acknowledge that we are responsible for the adequacy and accuracy of our disclosures.

We believe that we have adequately responded to all staff comments. Please contact the undersigned at (604) 682-3701 if additional information is required.

Yours respectfully,

AVINO SILVER & GOLD MINES LTD.

/s/ “Malcolm Davidson”

Malcolm Davidson, CA

Chief Financial Officer